Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
Opiant Pharmaceuticals, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock, par value $0.001 per share.
As used in this summary, the terms “Opiant,” “the Company,” “we,” “our” and “us” refer to Opiant Pharmaceuticals, Inc.
The following is a description of the material terms and provisions relating to our Common Stock. The following description is a summary that is not complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, and to provisions of the Delaware General Corporation Law. Copies of our Certificate of Incorporation and our Bylaws, each of which may be amended from time to time, are included as exhibits to the Annual Report on Form 10-K to which this description is an Exhibit.
Common Stock
Under our Certificate of Incorporation, we have the authority to issue 200,000,000 shares of our Common Stock.
Voting. For all matters submitted to a vote of stockholders, each holder of our Common Stock is entitled to one vote for each share registered in his or her name. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations, or amendments to our Certificate of Incorporation that affect the rights of stockholders, holders of our Common Stock vote together as a single class. There is no cumulative voting in the election of our directors, which means that a plurality of the votes cast at a meeting of stockholders at which a quorum is present is sufficient to elect a director. As such, the holders of more than 50% of the outstanding shares of Common Stock, in a vote for the election of directors, may elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares of Common Stock will not be able to elect any of the Company’s directors.
Dividends. The holders of shares of our Common Stock are entitled to receive dividends, including dividends of our stock, as and when declared by our Board, subject to any limitations under the DGCL. We have never declared or paid any cash dividends on our Common Stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as our Board deems relevant.
Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our Common Stock will be entitled to share ratably in all assets that remain.
Other Rights and Restrictions. All shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our Common Stock to transfer his or her shares of our Common Stock.
Listing. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “OPNT.”
Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company (AST), LLC, 6201 15th Avenue, Brooklyn, NY 11219.
Certain Effects of Authorized but Unissued Stock

 We have shares of Common Stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved Common Stock may enable our Board to issue shares to persons friendly to current management, thereby protecting the continuity of our management.

Delaware Law and Certificate of Incorporation and Bylaws Provisions

Board of Directors. Our Bylaws provide that:

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any directors, or the entire Board, may be removed from office at any time, but only with cause, by the affirmative vote of at least seventy-five percent (75%) of all eligible votes present in person or by proxy at a meeting of stockholders at which a quorum is present; and

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vacancies in the Board resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Directors so chosen shall hold office until the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

These provisions could discourage, delay or prevent a change in control of our Company or an acquisition of our Company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our Board.

Stockholder Action; Special Meeting of Stockholders. Our Bylaws also provide that:

•	stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting;

•	stockholder action may not be taken by written action in lieu of a meeting;

•	special meetings of stockholders may be called only by our Board, the Chairman of the Board or the Chief Executive Officer; and

•	in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding specified information and advance notice to us.

These provisions could delay, until the next stockholders’ meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our Common Stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders’ meeting, and not by written consent.

Indemnification. Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by, and in accordance with the provisions of, the DGCL, indemnify each of our directors or officers or employees against expenses (including attorneys’ fees), judgments, taxes, fines and amounts paid in settlement, incurred by him in connection with, and shall advance expenses (including attorneys’ fees) incurred by him in defending, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) to which he is, or is threatened to be made, a party by reason of the fact that he is or was a director or officer or employee of ours, or is or was serving at the request of us as a director, officer, partner, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise. Advancement of expenses shall be made upon receipt of an undertaking, with such security, if any, as the Board or stockholders may reasonably require, by or on behalf of the person seeking indemnification to repay amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified us as authorized therein.